BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20910

January 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Re:	BTCS Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2023
File No. 001-40792

Ladies and Gentlemen:

This letter is submitted by BTCS Inc. (the “Company” or “BTCS”) in response to the comment letter dated January 22, 2024 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 and the Form 10-Q for the Quarterly Period Ended September 30, 2023.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Form 10-K for the Fiscal Year Ended Year Ended December 31, 2022

General

1.	We note your response to prior comment 1. We continue to consider your response and may have further comments.

Response:

Understood.

2.	Refer to your response to prior comment 2. In your response letter, you state that your business should be viewed as “more akin to that of a service provider that supplies computer hardware or software,” and that you, therefore, do not engage with the crypto assets in such a way that the identification of crypto assets as securities will impact your business, financial condition and results of operations. Further, you state that you have determined that how you account for the crypto assets you hold will not change as you believe that, “despite certain crypto assets being identified as securities by the SEC, they do not meet the definition of a security under U.S. GAAP pursuant to ASC because the decentralization of the blockchains will result in the participation of the digital assets no longer being linked to participation in property or an entity.” In future filings, please add risk factor disclosure addressing the risks and limitations of your determinations, including that they are risk-based judgments and not a legal standard or determination binding on any regulatory body or court. Also address the risks to your business, financial condition and results of operations if a regulatory body or court finds that your conclusions are incorrect.

Response:

The Company acknowledges the Staff’s comment and in future filings will include an expanded disclosure and risk factor substantially in the form below.

Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets Page 2 January 31, 2024

“We note that in separate SEC complaints, the SEC has alleged several crypto assets we hold, specifically Cardano, Tezos, Solana, Cosmos, Polygon, Axie Infinity, and NEAR Protocol are securities. The Company has conducted a detailed legal analysis which has led us to determine that certain crypto assets that are identified as securities by the SEC should not impact our business, financial condition, and results of operations. Provided, however, if over 40% of our assets are considered securities excluding cash we may be considered a 1940 act company (see the risk factor on page 20 of our Annual Report on Form 10-K). Further, the aforementioned assessment is risk-based judgments and not a legal standard or determination binding on any regulatory body or court. To the extent a regulatory body or court finds that our conclusions are incorrect, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us.”

3.	We note your response to prior comment 8 and reissue in part. In your response, please (i) include your calculation under section 3(a)(1)(C) of the Investment Company Act, identifying each constituent part of the numerator and denominator and (ii) identify the assets that you treat as “cash items” for purposes of your analysis.

Response:

The table below details, as of June 30, 2023, the crypto asset holdings supporting our response to prior comment 8, utilizing the impaired book value of our crypto assets (as opposed to the fair market value). The cash items excluded from the “Total Assets” figure consists only of USD cash deposits held in Company checking accounts. Upon request we can provide additional calculations for other periods but note that the results are similar.

Crypto Asset	Book Value	% of Total Assets (excl. Cash)
Ethereum (ETH)	5,176,274	61%
Cardano (ADA)	60,686	1%	(a)
Kusama (KSM)	140,203	2%
Tezos (XTZ)	17,533	0%	(a)
Solana (SOL)	62,569	1%	(a)
Polkadot (DOT)	33,442	0%
Cosmos (ATOM)	1,665,976	20%	(a)
Polygon (MATIC)	165,870	2%	(a)
Avalanche (AVAX)	187,050	2%
Axie Infinity (AXS)	236,126	3%	(a)
Kava (KAVA)	167,948	2%
Band Protocol (BAND)	948	0%
Mina (MINA)	30,562	0%
Oasis Network (ROSE)	105,908	1%
Akash (AKT)	19,573	0%
NEAR Protocol (NEAR)	89,480	1%	(a)
Evmos (EVMOS)	25,888	0%
Total	8,186,036	97%

Total Assets (excluding Cash)	$8,470,266	(b)

Threshold: Total assets x 40% test	$3,388,106

Total - Assets identified as securities by SEC	$2,298,240	(a)
Percentage of Total Assets	27%	=(a)/(b)

Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets Page 3 January 31, 2024

Calculation of total Assets excluding cash
Crypto assets/currencies	948
Investments, at value (Cost $100,000)	100,000
Staked crypto assets/currencies	8,185,089
Prepaid expense	175,395
Property and equipment, net	8,834
Total Assets excluding cash	$8,470,266	(b)

Business

Our Business, page 3

4.	Refer to your response to prior comment 11. In future filings, please include a more detailed description of the nature of your staking services, including the specifics of how the staking process operates on StateSeeker’s Stake Hub. In this regard, we note your disclosure on page 3 that “StakeSeeker’s Stake Hub is central to BTCS’s growth strategy, allowing users to Delegate their crypto assets to the Company’s validator nodes.” Disclose how the arrangements with users of the platform are structured, and clarify whether your platform only allows users to stake or delegate their crypto assets to your validator nodes or if the platform allows users to stake to third-party validators using Stake Hub. In this regard, we note your response to comment 17 in which you say that “crypto asset holders can delegate to validator nodes not operated by the Company and sign up for StakeSeeker to utilize [y]our software.” Also, in future filings, please include the Token Rewards Production table you include in response to comment 26. To the extent that you do not earn revenues from certain users or for certain services, so state in future filings. In this regard, we note your response to comment 9 that “BTCS operates the StakeSeeker platform, which is currently a free-to-use personal finance software and informational website.”

Response:

The Company acknowledges the Staff’s comment and in future filings will include the expanded disclosure to substantially in the form below.

“The Company’s internally-developed “StakeSeeker” platform is a personal finance software and education center with a comprehensive crypto dashboard for crypto asset holders to connect, monitor, track, and analyze their crypto portfolios across exchanges and wallets in a single analytics platform. The StakeSeeker dashboard reads user data from digital wallets and utilizes application programming interfaces (APIs) to read data from crypto exchanges and does not allow for the trading or custody of crypto assets. StakeSeeker’s Stake Hub functions as an educational center, offering users guidance on the delegation of their crypto assets to our non-custodial validator nodes, along with the ability to monitor such delegation activities through data analysis. StakeSeeker does not provide or facilitate direct, asset delegation or transaction execution on our platform. Stake Hub’s primary role is to offer instructional support and tracking capabilities. There is no active process for asset delegation through the Stake Hub dashboard; it is primarily a monitoring tool. Crypto asset holders are able to delegate to our validator nodes without signing up for the StakeSeeker platform; conversely, crypto asset holders can delegate to validator nodes not operated by the Company and sign up for StakeSeeker to utilize our software. The StakeSeeker platform is currently free-to-use for registered users, and as such does not currently generate any revenue. The Company is not a broker-dealer or an investment advisor and does not provide any such related services.”

Refer to tables presented in response to Comments #12 and #13 for details of the Token Rewards Production table which we plan to incorporate in future filings under the “Company Overview” section of MD&A.

5.	Refer to your response to prior comment 14. In future filings, please clarify that you self-custody your crypto assets, disclose what portion of your crypto assets you hold in hot wallets and cold wallets, whether you hold your private keys in cold storage and whether you have insurance that covers the loss of your crypto assets. In this regard, we note the first and second risk factors on page 28.

Response:

We plan to enhance our disclosure around our custody procedures regarding our crypto assets in future filings in consideration of the Staff’s comments. Our enhanced disclosure will supplement previous disclosure and will include disclosure substantially in the form below:

“BTCS prioritizes self-custody of its crypto assets through secure storage of the majority of its crypto assets in cold digital wallets, with the goal of typically maintaining less than 0.1% of its crypto assets on crypto exchanges at any given time, except during necessary transfers between wallets and exchanges for sales or purchases. Occasionally, we may use hot wallets or move crypto assets to exchanges for operational or transactional requirements. Additionally, we regularly transfer crypto assets to more secure cold wallets when possible. As of December 31, 2023, [●]% of BTCS’s crypto assets were held in cold storage wallets and [●]% of crypto assets were held in other storage wallets.

Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets Page 4 January 31, 2024

The Company currently does not maintain any insurance policies that provide coverage for potential losses of crypto assets in cases of theft, lost keys, or any other events that might lead to the loss of private keys or crypto assets held within our secure digital wallets.

Our cold wallet private keys are protected through a variety of methods, including key sharding, key encryption, and offline encrypted key storage in safety deposit boxes situated across multiple geographic locations. This multi-layered approach ensures the utmost security for our crypto assets.”

6.	Refer to your response to prior comment 17. In future filings, please disclose how you calculate the estimated staking rewards that you include on your platform.

Response:

The Company acknowledges the Staff’s comment and in future filings will include the expanded disclosure substantially in the form below.

“The estimated staking rewards, expressed as the Annual Percentage Reward (APR), as displayed on StakeSeeker’s Stake Hub and our StakeSeeker website (www.stakeseeker.com), are determined using the most recent network data obtained through API data pulls from www.stakingrewards.com, a reputable and leading third-party blockchain data provider. To ensure accuracy and consistency, BTCS conducts periodic checks to validate the APR data obtained against the data reported on each respective blockchain network’s blockchain explorer. Footnotes on StakeSeeker’s Stake Hub and website state that the APR presented is not guaranteed and does not include StakeSeeker’s validator fee. The figures are provided for informational purposes and are subject to change based on the dynamics of the underlying blockchain networks.”

7.	Refer to your response to prior comment 22. Please revise to disclose the functionality of Stake Hub on your Stateseeker platform. In addition please describe your policies and procedures for ensuring that your business operations are in compliance with the federal securities laws related to the decision to add functions, services and crypto assets to your crypto asset platform.

Response:

Refer to enhanced disclosures surrounding StakeSeeker in responses to comment #4 and #6 above. We would like to draw your attention specifically to the disclosure language that states, “StakeSeeker does not provide or facilitate direct, asset delegation or transaction execution on our platform. Stake Hub’s primary role is to offer instructional support and tracking capabilities. There is no active process for asset delegation through the Stake Hub dashboard; it is primarily a monitoring tool.”

We believe that our disclosures effectively convey that StakeSeeker is a free-to-use dashboard designed exclusively for monitoring crypto asset holdings and transactions. Therefore, the additional monitoring capabilities for crypto assets do not inherently raise compliance concerns, irrespective of the regulatory classification of securities. For further insights, we invite you to review our response to the previous comment #7, where we elaborated on our analysis regarding personal finance software.”

Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets Page 5 January 31, 2024

Risks Related to Crypto Assets

A particular crypto asset’s status as a security, page 19

8.	Refer to your response to prior comment 31. In future filings, please revise to balance the proposed disclosure by, for example, disclosing that the legal tests to determine whether a crypto asset is a security has been established by the U.S. Supreme Court case law and that the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws. In addition, please explain what you mean by the statement that refers to “murky legal issues.”

Response:

In consideration of your comment, we have updated our enhanced disclosure for future filings to be more balanced by removing perspective and being factual. Specifically, the following language was removed “what some see as murky legal issues” is being replaced with a clearer and factual statement of “unresolved legal issues.” Our enhanced disclosure will consist of information substantially in the form presented below, and will be updated to reflect additional advancements made during the reporting period.

“The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. Legal tests to determine whether a crypto asset is a security have been established by the U.S. Supreme Court case law and the SEC has issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws. The process of determining whether a specific crypto asset qualifies as a security involves a nuanced analysis open to interpretation, making the outcome uncertain and challenging to predict.

Despite regulatory developments in this field, some ambiguity persists, as the identification of crypto assets as securities or otherwise can be a complex matter. Notably, the SEC has identified certain crypto assets as securities in the context of ongoing legal actions, such as those involving Ripple, Coinbase, and Binance. The resolutions of ongoing enforcement actions and legal proceedings are still pending, potentially leaving room for further clarification to be sought regarding the regulatory treatment of specific crypto assets.

Moreover, based upon decided federal court cases, it appears that the federal courts of appeals, and possibly the U.S. Supreme Court, may ultimately settle unresolved legal issues with respect to the identification of certain crypto assets as securities.”

Note 3. Summary of Significant Accounting Policies

Crypto Assets Translations and Remeasurements, page F-9

9.	We note your response to prior comment 37. Please tell us, and revise future filings as requested, to address the following:

●	Quantify rewards earned for productive assets included in “crypto assets” and “staked crypto assets;” and
●	Your accounting for all three of your crypto line items, including your accounting for them as productive/non-productive characterizations, staked/non-staked, and their relevant lock-up periods.

Response:

We plan to enhance our disclosure regarding Accounting Treatment of Crypto Assets a in future filings in consideration of the Staff’s comments. Our enhanced disclosure will supplement previous disclosure and will include disclosure substantially in the form below:

Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets Page 6 January 31, 2024

“In our Balance Sheets, we classify crypto assets as either ‘Staked Crypto Assets’ or ‘Crypto Assets’ to distinguish their nature within the respective balances. Staked crypto assets are presented as current assets if their lock-up periods are less than 12 months, and as long-term other assets if the lock-up extends beyond one year. The majority of our crypto assets are staked, typically with lock-up periods of less than 21 days.

The classification of purchases and sales in the Statement of Cash Flows is determined based on the nature of the crypto assets, which can be categorized as ‘productive’ (i.e. acquired for purposes of staking) or ‘non-productive’ (e.g. bitcoin). Acquisitions of non-productive crypto assets are treated as operating activities, while acquisitions of productive crypto assets are classified as investing activities in accordance with ASC 230-10-20 Investing activities. Productive crypto assets staked with lock-up periods of less than 12 months are listed as current assets in the ‘Staked Crypto Assets’ line item on the Balance Sheet. Staked crypto assets with lock-up periods exceeding 12 months are categorized as long-term other assets. Non-productive crypto assets are included in the ‘Crypto Assets’ line item on the Balance Sheet.”

Based on the distinguishment between the different crypto asset line items, it is inherent to understand that staking rewards are only earned on “productive” “Staked crypto assets”. We believe our enhanced disclosures of staking rewards, as detailed in our responses to comments #12 and #13, provide sufficient disclosure quantifying staking reward activity.

10.	We note your response to prior comment 37 and your disclosures on page 14 in your December 31, 2022 Form 10-K and page 27 in your September 30, 2023 Form 10-Q that you view your crypto as long-term holding that is not held for regular trading, and that the Company’s cash position and liquid crypto assets are sufficient to support its daily operations over the next twelve months. As most of your crypto assets are recorded as current assets on your Balance Sheet, please reconcile these disclosures for us and tell us how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC 210-10-20.

Response:

The sentence in question is: “We view our crypto assets as long-term holdings and we do not plan to engage in regular trading of crypto assets other than for meeting operational cash needs.” This sentence has been included in our filings to emphasize that we do not actively trade crypto assets as part of our strategy. In our “Liquidity” section, we make it clear that our crypto assets may have short lock-up periods, which could make them temporarily unavailable for immediate cash needs. However, we believe that, overall, these assets can be liquidated in an orderly fashion within a reasonable timeframe.

We plan to update our disclosure substantially in the form below:

“Certain of our staked crypto assets may be locked up for varying durations, depending on a the specific blockchain protocol, and we may be unable to unstake them in a timely manner in order to liquidate to the extent desired. Lock-up periods for our staked crypto assets range from several hours to six months.”

It’s important to note that only one of our crypto assets, Avalanche, has a self-designated lock-up period of six months. All other assets typically have lock-up periods of a maximum of 21 days.

Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets Page 7 January 31, 2024

Since our crypto assets are productive inputs into our operations they typically have infrequent turnover, however, despite holding them for the long term we believe they still meet the definition of current assets under ASC 210-10-20 due to their short lock-up periods and available liquidity. This classification supports them as a current source of liquid assets for the Company.

Form 10-Q for the quarterly period ended September 30, 2023 filed November 9, 2023

Unaudited Condensed Financial Statements

Note 3 - Summary of Significant Accounting Policies

Stablecoins, page

11.	We note your disclosure on page 9 that you hold stablecoin, but the accounting for it is unclear. Please tell us, and revise future filings, to address the following:

●	Quantify stablecoins that are USDT (Tether) and USDC (USD Coin);
●	Clarify your accounting for USDT and USDC specifically whether you believe each coin is an indefinite-lived intangible asset under ASC 350 or financial asset under ASC 825; and
●	Tell us whether you have a Circle Mint account and whether you can redeem USDC for US fiat.

Response:

Our entire “Stablecoins” balance reported on our balance sheet as of 9/30/2023 is composed of USDT (Tether). The balance as of 9/30/2023 was approximately $30,000, and we have never held, nor intend to hold, a material balance of USDT or any other stablecoin at any point in time. During the year, we purchased immaterial amounts of USDC on Kraken’s exchange to pay one of our developers for a short duration of time.

We will clarify in our disclosure that we account for our stablecoins as indefinite-lived intangible assets in accordance with ASC 350, Intangibles –Goodwill and Other. However, given the consistent peg to $1.00 USD, we do not assess our immaterial USDT holdings for impairment each reporting period.

We do not have a Circle Mint account. As noted above, the small amount of USDC we purchased during 2023 was used to pay invoices for one of our developers.

Revenue Recognition, page 9

12.	Please tell us, and revise future filings, to quantify revenue from running your own crypto asset validator nodes as well as revenue by staking crypto assets on nodes run by third- party operators. Please quantify in all periods presented. Please also tell us whether and to what extent you have generated any revenue from your Staking-as-a-service business.

Response:

We plan to incorporate in our future filings, the following table detailing year-over-year comparison of total tokens and total USD revenue earned for each token in the current and prior year presented in our comparative financial statements. The tables distinguish between: 1) tokens we earn from staking to BTCS run validator nodes, and 2) tokens we earn from staking to unaffiliated third-party validator nodes.

Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets Page 8 January 31, 2024

Annual Revenue Comparison

Earned from staking to BTCS validator nodes

	FY 2022	FY 2022	FY 2023	FY 2023
Asset	Token Rewards	Revenue ($USD)	Token Rewards	Revenue ($USD)
Ethereum (ETH)	390	$768,992	[ ]	$	[ ]
Cosmos (Atom)	15,200	$214,217	[ ]	$	[ ]
Kava (KAVA)	49,690	$114,603	[ ]	$	[ ]
Kusama (KSM)	824	$73,138	[ ]	$	[ ]
Mina (MINA)	4,320	$2,594	[ ]	$	[ ]
Evmos (EVMOS)	-	$-	[ ]	$	[ ]
Akash (AKT)	6,376	$1,459	[ ]	$	[ ]
Avalanche (Avax)	1,051	$30,791	[ ]	$	[ ]
NEAR Protocol (NEAR)	970	$1,512	[ ]	$	[ ]
Oasis Network (ROSE)	9,758	$533	[ ]	$	[ ]
Tezos (XTZ)	3,620	$7,048	[ ]	$	[ ]
Terra (Luna)	61	$5,401	[ ]	$	[ ]
Algorand (Algo)	98	$115	[ ]	$	[ ]
Total earned from staking to BTCS validator nodes		$1,220,403		$	[ ]

Earned from staking to third-party validator nodes

	FY 2022	FY 2022	FY 2023	FY 2023
Asset	Token Rewards	Revenue ($USD)	Token Rewards	Revenue ($USD)
Axie Infinity (AXS)	17,392	$385,101	[ ]	$	[ ]
Polygon (Matic)	31,395	$27,826	[ ]	$	[ ]
Solana (SOL)	407	$20,428	[ ]	$	[ ]
Polkadot (DOT)	2,989	$35,658	[ ]	$	[ ]
Cardano (ADA)	5,102	$3,038	[ ]	$	[ ]
Total earned from staking to third-party validator nodes		$472,051		$	[ ]
Total		$1,692,454		$	[ ]

Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets Page 9 January 31, 2024

ITEM 2. Managements Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 22

13.	Please revise your quarterly crypto asset tables to disaggregrate revenue by the coin on which it is earned.

Response:

We plan to incorporate the following tables in our future filings:

Token Rewards

Earned from staking to BTCS validator nodes

Asset	2023Q1	2023Q2	2023Q3	2023Q4
Ethereum (ETH)	98	$108	85	$	[ ]
Cosmos (ATOM)	5,980	$10,662	13,312	$	[ ]
Kava (KAVA)	13,008	$10,394	12,500	$	[ ]
Kusama (KSM)	273	$180	300	$	[ ]
Mina (MINA)	5,760	$1,440	2,880	$	[ ]
Evmos (EVMOS)		$32,236	27,271	$	[ ]
Akash (AKT)	2,807	$2,851	2,671	$	[ ]
Avalanche (AVAX)		$646		$	[ ]
Oasis Network (ROSE)	20,364	$30,287	26,321	$	[ ]
NEAR Protocol (NEAR)	1,022	$1,665	1,606	$	[ ]
Tezos (XTZ)	1,179	$435	385	$	[ ]
Total tokens earned from staking to BTCS validator nodes	50,492	90,903	87,332	$	[ ]

Earned from staking to third-party validator nodes

Asset	2023Q1	2023Q2	2023Q3	2023Q4
Axie Infinity (AXS)	4,452	4,474	4,629	$	[ ]
Polygon (MATIC)	5,981	6,158	6,276	$	[ ]
Polkadot (DOT)	246	356	402	$	[ ]
Solana (SOL)	121	128	131	$	[ ]
Cardano (ADA)		433	1,458	$	[ ]
Total tokens earned from staking to third-party validator nodes	10,801	11,549	12,896	$	[ ]
Total	61,292	102,453	100,228	$	[ ]

Revenue ($USD)

Earned from staking to BTCS validator nodes

Asset	2023Q1	2023Q2	2023Q3	2023Q4
Ethereum (ETH)	154,634	$201,121	151,699	$	[ ]
Cosmos (ATOM)	75,469	$109,787	106,982	$	[ ]
Kava (KAVA)	11,735	$9,351	9,523	$	[ ]
Kusama (KSM)	9,412	$4,960	6,416	$	[ ]
Mina (MINA)	3,837	$1,070	1,234	$	[ ]
Evmos (EVMOS)		$5,862	2,016	$	[ ]
Akash (AKT)	1,045	$1,159	2,263	$	[ ]
Avalanche (AVAX)		$8,403		$	[ ]
Oasis Network (ROSE)	1,196	$1,735	1,183	$	[ ]
NEAR Protocol (NEAR)	2,111	$2,841	2,050	$	[ ]
Tezos (XTZ)	1,269	$432	287	$	[ ]
Total earned from staking to BTCS validator nodes	$260,708	$346,721	$283,654	$	[ ]

Earned from staking to third-party validator nodes

Asset	2023Q1	2023Q2	2023Q3	2023Q4
Axie Infinity (AXS)	40,028	29,313	23,755	$	[ ]
Polygon (MATIC)	6,737	5,057	3,676	$	[ ]
Solana (SOL)	2,531	2,581	2,860	$	[ ]
Polkadot (DOT)	1,503	1,957	1,898	$	[ ]
Cardano (ADA)		124	399	$	[ ]
Total earned from staking to third-party validator nodes	$50,800	$39,032	$32,588	$	[ ]
Total	$311,508	$385,753	$316,242	$	[ ]

Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets Page 10 January 31, 2024

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Brian S. Bernstein, Esq. or Michael D. Harris, Esq. of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-686-3307, bbernstein@nasonyeager.com and mharris@nasonyeager.com.

Sincerely,

BTCS Inc.

By:	/s/ Michael Prevoznik
Michael Prevoznik, CFO

cc:	Brian Bernstein, Esq.
Michael Harris, Esq.